                                   FORM 6-K



                      SECURITIES AND EXCHANGE COMMISSION

                           Washington, D. C.  20549



                           REPORT OF FOREIGN ISSUER



                     Pursuant to Rule 13a-16 or 15d-16 of

                      the Securities Exchange Act of 1934



                        For the month of November 2001


                        COMMISSION FILE NUMBER:  1-7239



                                 KOMATSU LTD.
                ...............................................
                 Translation of registrant's name into English

                 3-6 Akasaka 2-chome, Minato-ku, Tokyo, Japan
                 ............................................

                    Address of principal executive offices

                     INFORMATION TO BE INCLUDED IN REPORT
                     ------------------------------------


1.  Two company announcements made on November 9, 2001.


                                  SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            KOMATSU LTD.
                                    -----------------------------
                                            (Registrant)



Date:  November 9, 2001        By:    /s/ Kenji Kinoshita
                                    -----------------------------
                                      Kenji Kinoshita
                                      Executive Officer

                            [LETTERHEAD OF KOMATSU]


                KOMATSU ANNOUNCES CONSOLIDATED INTERIM RESULTS

             FOR FISCAL 2002 AND OUTLOOK FOR THE REST OF THE YEAR
--------------------------------------------------------------------------------

The accompanying financial information is prepared in accordance with generally accepted accounting principles in the United States of America.

Komatsu Ltd. posted consolidated net sales of (Yen)505.4 billion (US$4,248 million, at US$1=(Yen)119) for the interim period of fiscal 2002 ending March 31, 2002, down 8.8% from the corresponding period last year. Operating loss for the period registered (Yen)5.3 billion (US$45 million). Net loss for the period amounted to (Yen)42.6 billion (US$359 million).

                                                     Millions of yen and US dollar, except per share amounts
------------------------------------------------------------------------------------------------------------
                                                              2002                  2001                2002
------------------------------------------------------------------------------------------------------------
Net sales                                            (Yen) 505,455         (Yen) 554,530            $  4,248
  Japan                                                    239,542               288,922               2,013
  Overseas                                                 265,913               265,608               2,235
Operating income (loss)                                     (5,320)               12,839                 (45)
Net income (loss)                                          (42,665)                3,152                (359)
Net income (loss) per share --- Basic                (Yen)  (44.69)        (Yen)    3.29       (Cents) (37.6)
------------------------------------------------------------------------------------------------------------

1. Business Results by Operation

Construction and Mining Equipment
---------------------------------

Consolidated net sales of the construction and mining equipment business for the interim period declined 2.7% from the corresponding period last year, to
(Yen)353.0 billion (US$2,967 million).

     Japanese sales for the interim period declined 9.2% from the corresponding period last year, to (Yen)129.6 billion (US$1,089 million) on a consolidated basis. Total demand for construction equipment in Japan dropped more than anticipated, as the Japanese construction industry became increasingly reluctant over equipment investments because of their recessionary mindset compounded by reduced public investments. Against this backdrop, Komatsu embarked on full-scale market launchings of the new-generation construction equipment GALEO series in order to expand sales during the interim period. The Company also accelerated its involvement in downstream markets. Together with its distributors and affiliated rental companies nationwide, the Company reinforced its sales-rental-service integrated initiatives and application-specific sales of new machines. Furthermore, the Company continued to offer its customers with value programs like management strategy seminars, strengthening its relationship with them.

     IT (Information Technology) is a very effective means for Komatsu to sharpen its product competitiveness and differentiation. The Company introduced its original KOMTRAX machine operation management system to selected models of the GALEO series as a standard feature. Based on real-time information concerning the conditions of equipment, the Company is now positioned to timely deliver new services and establish a new business model in which it will be able to help customers reduce their total costs.

     Consolidated overseas sales improved 1.5% over the corresponding period last year, to (Yen)223.4 billion (US$1,878 million).

     In North America, market demand for construction equipment slipped further largely due to reduced equipment investment by customers who were concerned about uncertainty over the economy, inventory cutbacks by rental customers and other negative developments. Against this backdrop, Komatsu converged efforts to accelerate sales of new machines such as minimal rear-swing radius hydraulic excavators but failed short of increasing sales over the corresponding period last year.

     In Europe, while major markets such as France sustained firm demand, demand sharply dropped in the largest European market of Germany. As a result, European demand, which had continued to expand since 1997, downturned for the interim period under review. The Company's sales in Europe for the interim period also declined from the previous corresponding period.

     Chinese demand for construction equipment continued to sustain momentum of rapid expansion carried over the last few years. Already with a wealth of business experience over many years, Komatsu further reinforced its business as represented by the establishment of Komatsu (China) Ltd. in February, and accomplished substantial growth in sales over the corresponding period a year ago. In Southeast Asia, recovery of demand for construction equipment was delayed amid political turmoil in Indonesia and the Philippines, and the Company's sales declined slightly from the corresponding period last year. However, the Company expects to improve sales for fiscal 2002 over the previous year, as demand for mining and other equipment is recovering in Indonesia in tandem with political stability.

     Demand in the mining equipment market is growing substantially, supported by demand for fleet renewals against the backdrops of stabilized price of copper and increased price of coal. The Company is expanding sales of super-large dump trucks in particular, which it enjoys high evaluations of customers for their high rate of operation and high level of reliability.

     Worldwide demand for utility equipment, which had expanded steadily, declined as affected by slowed demand in major markets of North America and Europe. While the Company expects to see continued trend for decrease into the second half period, it is prepared to increase its market share and sales by introducing new models and expanding sales in regions other than North America and Europe. In addition, the Company is planning to commence production of equipment in 2002 at a plant currently under construction in South Carolina. Capitalizing on this local production, the Company will also work to expand sales in North America.

Electronics
-----------
Consolidated net sales of the electronics business dropped 26.2% from the previous corresponding period, to (YEN)41.0 billion (US$345 million) for the interim period under review, reflecting worldwide IT-triggered sluggish economies.

     On a nonconsolidated basis, sales of electronic products decreased from the corresponding period last year. The Company expanded sales of network terminals and new wireless LAN products, but they were offset by dropped sales of FA-use panel computers and programmable displays.

    Komatsu Electronic Metals Co., Ltd. secured profits on a nonconsolidated basis, while the market conditions for silicon wafers remained sluggish. In addition to reinforcing sales and service operations, the company worked to improve corporate strength by cutting total costs with substantial reduction of fixed costs. Formosa Komatsu Silicon Corporation, its subsidiary, worked to expand its product mix and export sales. However, it fell short of absorbing a loss associated with the start-up cost in Taiwan where the semiconductor market was hit hardest.

     Advanced Silicon Materials LLC., in an effort to meet a drastic decline in demand for polycrystalline silicon for semiconductors, strove to expand sales of polycrystalline silicon for use in solar batteries and sales of silane. However, sales for the interim period declined from the previous corresponding period. In addition to the reduced sales, the company also faced an increased burden of electric power rates due to the change in power companies. As a result of expanded production costs, the company reported an operating loss for the interim period. In relation to the cancellation of power supply contract, the company included a penalty of (Yen)7.6 billion (US$64 million) as income for the interim period, which was paid by the concerned electric power company. The company also reported an impairment loss of (Yen)13.4 billion (US$113 million) on fixed assets in Montana.

     Komatsu Electronics, Inc. experienced a drastic decline in sales of thermoelectric modules for use in fiber optic communication networks, compared to outstanding sales up through last year. The drop in sales during the interim period reflects reduced investments and inventory adjustments of telecommunication equipment manufacturers. Despite these conditions, the company continued to focus its efforts in the development of next-generation products. Sales of semiconductor manufacturing equipment also dropped sharply for the interim period as client manufacturers refrained from equipment investments.

     GIGAPHOTON INC. a company accounted for by the equity method, focused on research and development of industry-pacesetting, next-generation technologies and realignment of global sales networks. As a result, the company advanced sales for the interim period over the previous corresponding period under adverse effects of investment cutbacks by semiconductor manufacturers. With heavy expenses for new product development, however, the company was not able to substantially improve earnings for the interim period.

Others
------
Consolidated net sales from other businesses totaled (Yen)111.3 billion (US$936 million), an 18.1% decline from the corresponding period a year ago.

     On a nonconsolidated basis, Komatsu's large press business improved sales and increased the volume of orders placed by Japanese automakers over the previous corresponding period, reflecting their good evaluation of a new operational setup which enabled the Company to meet different needs and expectations of customers promptly.

     Komatsu Industries Corporation, in charge of sheet metal forming machinery and small and medium-sized presses, advanced sales for the interim period, when the press and machine tool industries faced a very difficult environment with downturn in total orders. Success of the company reflects positive outcomes of its proposal-oriented marketing and expanded demand for medium-sized presses from automotive related manufacturers who need larger equipment. Since the start of the new management board in 1999, the company has continued to increase orders, sales and earnings, achieving improvements for the past four consecutive interim periods.

     While Japanese demand for agricultural equipment slowed down, Komatsu Zenoah Co. expanded sales of machinery designed for environmental conservation to the lease and rental industries in Japan and sales of outdoor power equipment in North America and Europe, supported by outstanding growth in orders for blowers developed for North America.

     Komatsu Forklift Co. launched renewed models of 2-ton shovel loaders and expanded its market share substantially. The company continued to forge the alliance relationship with Linde of Germany, including sales of Linde-made forklift trucks in Japan since October 2000. The company also launched production of its engine-powered forklift trucks for Europe at Fiat OM Carrelli Elevatori S.p.A. in Italy in January 2001. While the company concerted its efforts to expand sales both in Japan and overseas and enhance product competitiveness, they were offset by adverse effects from a drastic fall in demand for industrial vehicles in the United States. While sales for the interim period dropped sharply from the corresponding period last year, the company was able to maintain a minimal decline of earnings.

     Concerning the business with Japan's Defense Agency, sales were steady during the interim period but declined from the previous corresponding period. Sales of environmental control and systems slipped considerably.

2. Conditions of Consolidated Cash Flows

Net cash provided by operating activities for the interim period totaled
(Yen)41.7 billion (US$351 million). Net cash used in investing activities amounted to (Yen)19.6 billion (US$165 million), and net cash used in financing activities ended in (Yen)34.6 billion (US$291 million).

3. Outlook for the Rest of Fiscal 2002

It is concerned that adverse effects of the terrorist attacks in the United States should further deteriorate the world economies. Komatsu anticipates that it will continue to face a very difficult business environment during the second half period of fiscal 2002. Under such an environment, the Company is determined to ride over the current, critical times by promoting the reform of management structure (see page 7) which is designed to reduce fixed and production costs substantially. At the same time, the Company will strive to build a corporate structure capable of generating stable earnings even under low growth economy.

     For the construction and mining equipment business in Japan, the Company will work to expand sales of advanced models of the GALEO series which was launched during the period under review. It will also promote conversion of the business model into a new one to provide total solutions to customers through teamwork of sales, rental and service operations. Outside of Japan, while striving to secure earnings by meeting the market needs by region, business and product categories, the Company will facilitate new growth in strategic regions and business fields.

     The Company anticipates sluggish demand will prolong in its electronics and other businesses. Accordingly, in addition to undertaking cost reduction activities, the Company will strive to secure earnings by continuing to focus its management resources on those businesses where it can demonstrate technological advantages.

     Concerning the reform of management structure, the Company is planning to appropriate (Yen)23.0 billion as a temporary expense for early retirement and transfers of employees to affiliated companies. By considering all these factors, the Company projects consolidated net sales of (Yen)1,060 billion, pre-tax loss of (Yen)52 billion and net loss of (Yen)45 billion for fiscal 2002 ending March 31, 2002.


   -----------------------------------------------------------------------------
   Cautionary Statement

   The announcement set forth herein contains forward-looking statements which reflect management's current views with respect to certain future events, including expected financial position, operating results, and business strategies. These statements can be identified by the use of terms such as "will," "believes," "should," "projects" and similar terms and expressions that identify future events or expectations. Actual results may differ materially from those projected, and the events and results of such forward-looking assumptions cannot be assured.

     Factors that may cause actual results to differ materially from those predicted by such forward-looking statements include, but are not limited to, unanticipated changes in demand for the Company's principal products, owing to changes in the economic conditions in the Company's principal markets; changes in exchange rates or the impact of increased competition; unanticipated cost or delays encountered in achieving the Company's objectives with respect to globalized product sourcing and new Information Technology tools; uncertainties as to the results of the Company's research and development efforts and its ability to access and protect certain intellectual property rights; and, the impact of regulatory changes and accounting principles and practices.
   -----------------------------------------------------------------------------

                               Management Policy

Basic Management Policy

The cornerstone of Komatsu's management lies in its commitment to Quality and Reliability. This commitment is not limited to delivering safe and innovative products and services. We are also continuing our efforts to enhance the Quality and Reliability of all organizations, businesses, employees and management of the entire Komatsu Group.

Mid- and Long-Range Management Strategy and Issues Ahead

Last year, we launched the "G" to the 21/st/ mid-range management strategy for a period of three years, extending to fiscal year ending March 31, 2003. The "G" to the 21st strategy specifies the following four strategies.

1) New growth strategy for the construction and mining equipment business,
2) Reduction of environmental stress and expansion of environmental business,
3) Focused attention to business in which Komatsu can maintain a technological edge on a global scale, and
4) Attainment of competitive advantage by deploying IT or e-KOMATSU.

We have been aggressively carrying out a series of measures to facilitate our growth and strengthen our corporate structure under the mid-range management strategy. However, the international economies in general have slowed down, making their prospect even more uncertain. In Japan, the recessionary economy has been further deteriorating. Under the current difficult management environment, we have recently embarked on a group-wide program to reform our management structure in order to improve earnings to facilitate early recovery of our performance. To solidly build a corporate structure capable of generating stable earnings, we are firmly determined to accomplish reduction of a consequential amount of fixed and production costs. At the same time, we are prepared to execute a number of decisive measures designed to accelerate the growth of our core business of construction and mining equipment.

Reform of Management Structure

1) Reduction of Fixed Costs

Komatsu Group will aggressively reduce fixed costs. Our fixed costs, higher than those of our competitors in the international marketplace, have resulted in a weighty factor pressing our earnings. We will commit ourselves in this effort and score reduction of approximately (Yen)30.0 billion by the end of March 2004 from the current level on a consolidated basis. We are going to curtail a substantial amount of manpower costs and SG&A expenses through consolidation of separate businesses, reorganization and operational rationalization on a group-wide basis. In Japan, especially, we are prepared to cut down overhead costs by offering early retirement for approximately 800 employees and transfer to affiliated companies in order to reinforce business operations and improve earnings of both Komatsu and affiliated companies.

2) Sizable Cutbacks of Production Costs

Komatsu Group is working to cut down its production costs worldwide. With full deployment of our technologies and expertise based on the "spirits of manufacturers" gained in Japanese plants over the years, we are set to reduce production costs at our offshore plants. To this end, we will work to lower our costs substantially in the product development phase in addition to conventional cost reduction programs, and will also promote a global alliance for production.

3) To Renew Growth of Our Construction and Mining Equipment Business

To maintain and enhance our profitability in the Japanese market, where demand for construction equipment has remained depressed, we have striven to expand after-sale businesses such as rental and used equipment, parts and services, while developing creative products as represented by the GALEO series. Such initiatives mean a reform of our business structure itself, and these new business models are indispensable for further growth in Japan. By capitalizing on our advantage of Komatsu machines in use which outnumbers other brands in the Japanese market and utilizing IT as a manufacturer, we are ready to aggressively expand our business in those market domains in line with the lifecycle of equipment.

     Demand for construction and mining equipment in overseas markets has grown in a long-range time span. Therefore, we consider the current, difficult market conditions as temporary adjustment in the supply and demand cycle. We are focusing our business expansion in the major markets of North America and Europe as well as the rapidly expanding Chinese market, where we are going to implement proactive measures by region and product line in order to enhance our global market position.

4) Impairment on Fixed Assets of Subsidiaries in Electronics Business

In our electronics business, we recorded impairment losses of (Yen)38.3 billion (US$323 million) on fixed assets of two subsidiaries in the United States during the interim period in response to the drastic deterioration of market conditions for silicon wafers.

     Concerning Komatsu Silicon America, Inc., we had planned to reuse it as a production facility for silicon wafers. However, it is projected that market recovery may be delayed longer than we had earlier anticipated. In this light, we have changed our policy to consider a wider range of options, and recorded impairment loss of (Yen)24.9 billion (US$210 million) on their fixed assets. In the meantime, we will continue our silicon wafer business by focusing on Komatsu Electronic Metals Co., Ltd. and Formosa Komatsu Silicon Corporation as before.

     Demand for polycrystalline silicon as a material for silicon wafers has also weakened further since the spring of this year. Advanced Silicon Materials LLC.'s plant in Montana is unlikely to maintain a sufficient rate of operation in the foreseeable future. In this light, we recorded impairment loss of
(Yen)13.4 billion (US$113 million) on their fixed assets.

For Komatsu to overcome the current difficult times and upturn its performance, it is imperative that all employees of the Komatsu Group work together for their respective businesses with their talents and actions. We are firmly determined to improve our earnings and make our early recovery of business results. To this end, all employees will strive to accomplish the reform of management structure with the spirit of unity and teamwork while each and every employee fully demonstrates his/her capabilities.

Basic Policy for Dividends

Komatsu works to build a sound and stable financial position and flexible and agile corporate strength. Concerning interim cash dividends to shareholders, the Company maintains the basic policy of redistributing profits by taking payout ratios into account and reflecting business results, as it secures sufficient internal reserves for reinvestment.

Measures to Strengthen Corporate Governance

Komatsu reorganized its Board of Directors and introduced the Executive Officers and Global Officers system in June 1999, with an eye to strengthening corporate governance and establishing a system capable of quickly responding to the changes and fierce competition in its business environment. In order to facilitate sufficient deliberation and quick decision-making on important management matters, we minimized the number of members of the Board. An external board director was also appointed to ensure the transparency and objectivity of management.

     We publish the Komatsu's Code of Worldwide Business Conduct and ensure all employees of Komatsu Group companies around the world understand how important it is to observe the Rules of the Business Community. In June this year, we established the Compliance Department to manage and lead our group-wide corporate activities in compliance with the Rules.

Consolidated Financial Highlights
---------------------------------
For the first six months of fiscal 2002 and 2001 ended September 30, 2001 and 2000, respectively.

                                                                                       Millions of yen & US dollars
                                                                                           except per share amounts
---------------------------------------------------------------------------------------------------------------------
                                    2002                          2001                   Changes (2002-2001)
                            Apr. 1-Sept. 30, 2001         Apr. 1-Sept. 30, 2000          Increase (Decrease)
                    -------------------------------------------------------------------------------------------------
                            Yen            Dollar                   Yen                   Yen                  (%)
---------------------------------------------------------------------------------------------------------------------
 Net sales                  505,455            4,248                  554,530              (49,075)           (8.8)
   Japan                    239,542            2,013                  288,922              (49,380)          (17.1)
   Overseas                 265,913            2,235                  265,608                  305             0.1
---------------------------------------------------------------------------------------------------------------------
 Income (loss) before       (50,857)            (427)                  11,195              (62,052)            ---
  Income taxes
---------------------------------------------------------------------------------------------------------------------
 Net income (loss)          (42,665)            (359)                   3,152              (45,817)            ---
---------------------------------------------------------------------------------------------------------------------
 Net income (loss)
 per share
   Basic               (Yen) (44.69)    (cents)(37.6)             (Yen)  3.29         (Yen) (47.98)            ---
   Diluted                      ---              ---                      ---                  ---             ---
---------------------------------------------------------------------------------------------------------------------

Note:
     1)  Number of consolidated subsidiaries: 128 companies
         Number of affiliated companies: 173 companies (including 45 companies accounted for by the equity method)
     2) The translation of Japanese yen amounts into US dollar amounts is included solely for convenience and has been made for 2002 at the rate of (Yen)119 to $1, the approximate rate of exchange at September 28, 2001.

Financial Position
------------------
(As of September 30, 2001 and 2000)

-----------------------------------------------------------------------------
                                                   2002              2001
-----------------------------------------------------------------------------
Total assets (Millions of yen)                  1,300,430         1,388,875
-----------------------------------------------------------------------------
Shareholders' equity (Millions of yen)            424,210           472,002
-----------------------------------------------------------------------------
Equity ratio (%)                                     32.6              34.0
-----------------------------------------------------------------------------
Shareholders' equity per share (Yen)               444.45            493.46
-----------------------------------------------------------------------------


Projection for FY2002
---------------------
(From April 1, 2001 to March 31, 2002)

                                                                            Millions of yen
---------------------------------------------------------------------------------------------
                        Net sales    Income (loss) before income taxes    Net income (loss)
---------------------------------------------------------------------------------------------
The entire FY2002       1,060,000                   (52,000)                   (45,000)
---------------------------------------------------------------------------------------------

                          Consolidated Balance Sheets
                          ---------------------------
                      (As of September 30, 2001 and 2000)


                                                                                              Millions of yen
                                                     -----------------------------------------------------------
                                                                                                 Changes
                                                         2002                  2001         Increase(Decrease)
----------------------------------------------------------------------------------------------------------------
                                                         (A)                    (B)                 (A)-(B)
Assets
------
Current assets:
   Cash and cash equivalents                         (Yen) 29,138          (Yen) 54,713          (Yen) (25,575)
   Time deposits                                            2,764                   899                  1,865
   Marketable securities                                       --                 1,196                 (1,196)
   Trade notes and accounts receivable                    342,228               388,019                (45,791)
   Inventories                                            253,713               238,458                 15,255
   Other current assets                                   102,195               104,450                 (2,255)
--------------------------------------------------------------------------------------------------------------
Total current assets                                      730,038               787,735                (57,697)
--------------------------------------------------------------------------------------------------------------
Investments                                                83,483               101,304                (17,821)
--------------------------------------------------------------------------------------------------------------
Property, plant, and equipment -
 Less accumulated depreciation                            397,665               426,502                (28,837)
--------------------------------------------------------------------------------------------------------------
Other assets                                               89,244                73,334                 15,910
--------------------------------------------------------------------------------------------------------------
Total                                                   1,300,430             1,388,875                (88,445)
-----
--------------------------------------------------------------------------------------------------------------
Liabilities and Shareholders' Equity
------------------------------------
Current liabilities:
  Short-term debt (including current
   maturities of long-term debt)                          191,595               237,525                (45,930)
  Trade notes and accounts payable                        178,308               209,221                (30,913)
  Income taxes payable                                      4,584                 7,729                 (3,145)
  Other current liabilities                               134,051               125,561                  8,490
--------------------------------------------------------------------------------------------------------------
Total current liabilities                                 508,538               580,036                (71,498)
--------------------------------------------------------------------------------------------------------------
Long-term liabilities                                     321,564               288,544                 33,020
--------------------------------------------------------------------------------------------------------------
Minority interests                                         46,118                48,293                 (2,175)
--------------------------------------------------------------------------------------------------------------
Shareholders' equity:
  Common stock                                             67,870                67,870                     --
  Capital surplus                                         117,439               117,366                     73
  Retained earnings                                       271,980               320,326                (48,346)
  Accumulated other                                       (30,167)              (31,809)                 1,642
   Comprehensive income (loss) (*)
  Treasury stock                                           (2,912)               (1,751)                (1,161)
--------------------------------------------------------------------------------------------------------------
Total shareholders' equity - net                          424,210               472,002                (47,792)
--------------------------------------------------------------------------------------------------------------
Total                                            (Yen)  1,300,430       (Yen) 1,388,875          (Yen) (88,445)
-----
---------------------------------------------------------------------------------------------------------------

                                                     -------------------------------------------------------------
                                                                                                    Changes
                                                        2002                2001               Increase (Decrease)
------------------------------------------------------------------------------------------------------------------
(*) Accumulated other comprehensive income (loss):
Foreign currency translation adjustments             (Yen) (23,022)      (Yen) (39,427)         (Yen) 16,405
Net unrealized holding gains on securities
available for sale                                           3,741              12,151                (8,410)
Pension liability adjustments                              (10,518)             (4,533)               (5,985)
Net unrealized gains (losses) on
derivative instruments                                        (368)                 --                  (368)

                       Consolidated Statements of Income
                       ---------------------------------
             (For the six months ended September 30, 2001 and 2000)

                                                                                             Millions of yen
                                                    -----------------------------------------------------------
                                                                                                 Changes
                                                         2002              2001           Increase (Decrease)
---------------------------------------------------------------------------------------------------------------
                                                          (A)              (B)            (A)-(B)         %
Revenues
--------
   Net sales                                        (Yen) 505,455     (Yen) 554,530       (49,075)      (8.8)
   Interest and other income                               15,993            19,649        (3,656)
--------------------------------------------------------------------------------------------------------------
Total                                                     521,448           574,179       (52,731)      (9.2)
---------------------------------------------------------------------------------------------------------------
Costs and expenses
------------------
   Cost of sales                                          381,666           409,592       (27,926)
   Selling, general and administrative expenses           129,109           132,099        (2,990)
   Interest expense                                         9,045            10,805        (1,760)
   Other expense                                           52,485            10,488        41,997
---------------------------------------------------------------------------------------------------------------
Total                                                     572,305           562,984         9,321        1.7
---------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes, minority
interests, and equity in earnings                         (50,857)           11,195       (62,052)       ---
---------------------------------------------------------------------------------------------------------------
Income taxes                                               (5,502)            8,631       (14,133)
---------------------------------------------------------------------------------------------------------------
Minority interests in income (loss) of
consolidated subsidiaries - net                             2,123                54         2,069
---------------------------------------------------------------------------------------------------------------
Equity in earnings of
affiliated companies - net                                    567               534            33
---------------------------------------------------------------------------------------------------------------
Net income (loss)                                   (Yen) (42,665)      (Yen) 3,152       (45,817)       ---
---------------------------------------------------------------------------------------------------------------

Note: Aggregated net comprehensive income (loss) for the years ended September
      30, 2001 and 2000 were (53,075) million yen and (9,067) million yen, respectively.

                     Consolidated Statements of Cash Flows
                     -------------------------------------
            (For the six months ended September 30, 2001 and 2000)

                                                                                        Millions of yen
-----------------------------------------------------------------------------------------------------------
                                                                     2002                     2001
                                                            Apr. 1-Sept. 30, 2001    Apr. 1-Sept. 30, 2000
-----------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                       (Yen) 41,793                (Yen)  21,268
-----------------------------------------------------------------------------------------------------------
Net cash provided by (used in) investing activities                  (19,601)                         607
-----------------------------------------------------------------------------------------------------------
Net cash provided by (used in) financial activities                  (34,651)                     (47,584)
-----------------------------------------------------------------------------------------------------------
Effect of exchange rate change on cash and cash equivalents               19                          (54)
-----------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                 (12,440)                     (25,763)
-----------------------------------------------------------------------------------------------------------
Cash and cash equivalents, beginning of year                          39,760                       80,476
-----------------------------------------------------------------------------------------------------------
Adjustments for change of fiscal period on
 consolidated subsidiaries                                             1,818                          ---
-----------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of year                          (Yen) 29,138                (Yen)  54,713
-----------------------------------------------------------------------------------------------------------

                 Basis of Financial Statements (Consolidated)
                 --------------------------------------------



1) Changes in group of entities
   Consolidated subsidiaries
     Addition: Komatsu (China) LTD, and one other company
     Removal: Komatsu Utility Corporation (merger), KEM America Inc.
     (liquidation)

2) Impact to integration of fiscal year end
Certain consolidated subsidiaries changed the fiscal year end from December 31 to March 31. The change resulted in a decrease to retained earnings of (Yen)3.7 billion (US$31 million) and an increase to other comprehensive income of
(Yen)9.4 billion (US$79 million), respectively.

3) Derivative Instruments and Hedging Activities
The Company adopted Statement of Financial Accounting Standards (SFAS) No.133, "Accounting for Derivative Instruments and Hedging Activities" and SFAS No.138, "Accounting for Derivative Instruments and Certain Hedging Activities, an amendment of FASB Statement No.133," for the year beginning April 1, 2001.

                             Business Information
                             --------------------

1. Information by Business Unit

(1) Sales and Operating Profit (Loss)

                                                                                                    Millions of yen
                      --------------------------------------------------------------------------------------------------
                                               2002                                                2001
                                       Apr. 1-Sept. 30, 2001                              Apr. 1-Sept. 30, 2000
                      --------------------------------------------------------------------------------------------------
                              Sales           Operating           Margin          Sales         Operating        Margin
                                            Profit (Loss)            %                          Profit(Loss)       %
------------------------------------------------------------------------------------------------------------------------
Construction &
 Mining Equipment              356,892              282              0.1         366,297          13,300           3.6
------------------------------------------------------------------------------------------------------------------------
Electronics                     41,199           (4,850)           (11.8)         55,823          (2,520)         (4.5)
------------------------------------------------------------------------------------------------------------------------
 Others                        125,683            2,390              1.9         162,171           3,992           2.5
------------------------------------------------------------------------------------------------------------------------
   Subtotal                    523,774           (2,178)            (0.4)        584,291          14,772           2.5
------------------------------------------------------------------------------------------------------------------------
Corporate &
 Elimination                   (18,319)          (3,142)             ---         (29,761)         (1,933)          ---
------------------------------------------------------------------------------------------------------------------------
   Total                       505,455           (5,320)            (1.1)        554,530          12,839           2.3
------------------------------------------------------------------------------------------------------------------------

Note: Sales amount of each business unit includes inter-unit transactions.

(2) Assets, Depreciation, and Capital Expenditures

                                                                                           Millions of yen
                      ----------------------------------------------------------------------------------------------
                                                 2002                                      2001
                      ---------------------------------------------------------------------------------------------
                              As of            Apr. 1-Sept. 30, 2001          As of      Apr. 1-Sept. 30, 2000
                            Sept. 30,                                        Sept. 30,
                               2001                                            2000
                      ---------------------------------------------------------------------------------------------
                               Assets         Depreciation       Capital      Assets   Depreciation       Capital
                                                  and         Expenditures                and          Expenditures
                                             Amortization                              Amortization
-------------------------------------------------------------------------------------------------------------------
Construction &
 Mining Equipment              836,855          18,051          20,241        746,382         14,693       15,085
-------------------------------------------------------------------------------------------------------------------
Electronics                    186,226           9,092           2,843        236,944          9,680        3,783
-------------------------------------------------------------------------------------------------------------------
Others                         241,184           3,772           5,606        288,222          8,197       11,208
-------------------------------------------------------------------------------------------------------------------
   Subtotal                  1,264,265          30,915          28,690      1,271,548         32,570       30,076
-------------------------------------------------------------------------------------------------------------------
Corporate &
 Elimination                    36,165              14             ---        117,327            ---          ---
-------------------------------------------------------------------------------------------------------------------
   Total                     1,300,430          30,929          28,690      1,388,875         32,570       30,076
-------------------------------------------------------------------------------------------------------------------

2. Information by Region

(1) Sales and Operating Profit (Loss)

                                                                      Millions of yen
-------------------------------------------------------------------------------------
                                       2002                          2001
                               Apr. 1-Sept. 30, 2001          Apr. 1-Sept. 30, 2000
                          -----------------------------------------------------------
                            Sales    Operating  Margin     Sales   Operating   Margin
                                   Profit(Loss)    %              Profit(Loss)   %
-------------------------------------------------------------------------------------
  Japan                    336,342    (1,311)    (0.4)    399,882   12,655       3.2
-------------------------------------------------------------------------------------
  Americas                 133,174    (2,390)    (1.8)    134,783     (677)     (0.5)
-------------------------------------------------------------------------------------
  Europe                    57,967     1,388      2.4      63,817    2,799       4.4
-------------------------------------------------------------------------------------
  Others                    49,555      (420)    (0.8)     42,375      (45)     (0.1)
-------------------------------------------------------------------------------------
        Subtotal           577,038    (2,733)    (0.5)    640,857   14,732       2.3
-------------------------------------------------------------------------------------
Corporate & Elimination    (71,583)   (2,587)     ---     (86,327)  (1,893)      ---
-------------------------------------------------------------------------------------
         Total             505,455    (5,320)    (1.1)    554,530   12,839       2.3
-------------------------------------------------------------------------------------

Note: Sales amount of each region segment includes inter-segment transactions.

(2) Assets
                                                       Millions of yen
-----------------------------------------------------------------------
                                   2002                   2001
                            As of Sept. 30, 2001   As of Sept. 30, 2000
                          ---------------------------------------------
                            Assets     Ratio(%)    Assets     Ratio(%)
-----------------------------------------------------------------------
  Japan                      971,306      74.7      995,798      71.7
-----------------------------------------------------------------------
  Americas                   314,375      24.2      321,563      23.2
-----------------------------------------------------------------------
  Europe                      78,157       6.0       77,751       5.6
-----------------------------------------------------------------------
  Others                      95,352       7.3       91,786       6.6
-----------------------------------------------------------------------
        Subtotal           1,459,190     112.2    1,486,898     107.1
-----------------------------------------------------------------------
Corporate & Elimination     (158,760)    (12.2)     (98,023)     (7.1)
-----------------------------------------------------------------------
         Total             1,300,430     100.0    1,388,875     100.0
-----------------------------------------------------------------------

3. Overseas Sales
(1) For the six months ended September 30, 2001

                                                                        Millions of yen
----------------------------------------------------------------------------------------
                                                   Americas   Europe   Others    Total
----------------------------------------------------------------------------------------
Overseas sales                                     120,470    62,248   83,195   265,913
----------------------------------------------------------------------------------------
Consolidated net sales                                 ---       ---      ---   505,455
----------------------------------------------------------------------------------------
Ratio of overseas sales to consolidated net  sales    23.8      12.3     16.5      52.6
----------------------------------------------------------------------------------------

(2) For the six months ended September 30, 2000
                                                                        Millions of yen
----------------------------------------------------------------------------------------
                                                   Americas   Europe   Others    Total
----------------------------------------------------------------------------------------
Overseas sales                                     129,787    66,019   69,802   265,608
----------------------------------------------------------------------------------------
Consolidated net sales                                 ---       ---      ---   554,530
----------------------------------------------------------------------------------------
Ratio of overseas sales to consolidated net  sales    23.4      11.9     12.6      47.9
----------------------------------------------------------------------------------------

Notes: Overseas sales represent the sales of the company and its consolidated subsidiaries to areas other than Japan.

                        Consolidated Sales by Operation
                        -------------------------------
            (For the six months ended September 30, 2001 and 2000)

---------------------------------------------------------------------------------------------------------------------
                                            2002                         20001                        Changes
                                   Apr. 1-Sept. 30, 2001         Apr. 1-Sept. 30, 2000          Increase (Decrease)
                              ---------------------------------------------------------------------------------------
                                 (Yen) Million    Ratio(%)     (Yen) Million   Ratio(%)      (Yen) Million       (%)
---------------------------------------------------------------------------------------------------------------------
Construction     Japan              129,635         25.7          142,726        25.8           (13,091)        (9.2)
                 ----------------------------------------------------------------------------------------------------
& Mining
Equipment        Overseas           223,437         44.2          220,193        39.7             3,244          1.5
                 ----------------------------------------------------------------------------------------------------
                                    353,072         69.9          362,919        65.5            (9,847)        (2.7)
---------------------------------------------------------------------------------------------------------------------
Electronics      Japan               23,789          4.7           37,140         6.7           (13,351)       (35.9)
                 ----------------------------------------------------------------------------------------------------
                 Overseas            17,259          3.4           18,459         3.3            (1,200)        (6.5)
                 ----------------------------------------------------------------------------------------------------
                                     41,048          8.1           55,599        10.0           (14,551)       (26.2)
--------------------------------------------------------------------------------------------------------------------
Others           Japan               86,118         17.0          109,056        19.7           (22,938)       (21.0)
                 ----------------------------------------------------------------------------------------------------
                 Overseas            25,217          5.0           26,956         4.9            (1,739)        (6.5)
                 ----------------------------------------------------------------------------------------------------
                                    111,335         22.0          136,012        24.5           (24,677)       (18.1)
--------------------------------------------------------------------------------------------------------------------
Total            Japan              239,542         47.4          288,922        52.1           (49,380)       (17.1)
                 ----------------------------------------------------------------------------------------------------
                 Overseas           265,913         52.6          265,608        47.9               305          0.1
                 ----------------------------------------------------------------------------------------------------
                                    505,455        100.0          554,530       100.0           (49,075)        (8.8)
--------------------------------------------------------------------------------------------------------------------

                             Financial Instruments
                             ---------------------

1. Derivative Financial Instruments

                                                                                     Millions of Yen
-------------------------------------------------------------------------  -----------------------------------
                                                     2002                                   2001
                                             As of Sept. 30, 2001                   As of Sept. 30, 2000
                                    -------------------------------------  -----------------------------------
                                       Contract,  Carrying   Estimated       Contract,  Carrying   Estimated
                                       Notional   Amounts    Fair Value      Notional   Amounts    Fair Value
                                       Amounts                               Amounts
-------------------------------------------------------------------------  -----------------------------------
Foreign exchange contracts and
option contracts                          5,081       112         112          2,455         50         227
 FY 2001
    Purchase of foreign currencies
     the equivalent of yen      21,226
    Sale of foreign currencies
     the equivalent of yen      23,681
 FY 2002
    Purchase of foreign currencies
     the equivalent of yen      20,636
    Sale of foreign currencies
     the equivalent of yen      23,700
    Option contracts(Purchased)
     the equivalent of yen       2,017

Interest rate swap, currency swap and
interest rate cap agreements            290,080    (3,333)     (3,333)       257,763         52      11,253
-------------------------------------------------------------------------  -----------------------------------

2. Marketable Securities and Investment Securities

                                                                                               Millions of yen
--------------------------------------------------------------------------------   ---------------------------
                                                                 2002                          2001
                                                         As of Sept. 30, 2000          As of Sept. 30, 2001
--------------------------------------------------------------------------------   ---------------------------
Marketable securities available for sale
 Marketable equity securities
  Cost                                                              -                          1,094
  Fair value                                                        -                          1,089
  Gross unrealized holding gains (losses)                           -                             (5)

 Marketable debt securities
  Cost                                                              -                            107
  Fair value                                                        -                            107
  Gross unrealized holding gains                                    -                              0

Investment securities available for sale
 Marketable equity securities-
  Cost                                                         32,789                         37,536
  Fair value                                                   42,282                         61,124
  Gross unrealized holding gains                                9,493                         23,588

 Marketable debt securities
  Cost                                                          1,004                             10
  Fair value                                                    1,004                             10
  Gross unrealized holding gains                                    0                              0
--------------------------------------------------------------------------------   ---------------------------

                  Financial Highlights of the Parent Company
                  ------------------------------------------

 The following financial information is prepared based on the non-consolidated financial results of the parent company in accordance with generally accepted accounting principles and practices in Japan.


Financial Results                                                                         Millions of yen & US dollars
                                                        amounts                                 except per share
-----------------------------------------------------------------------------------------------------------------------
                                        2002                               2001                   Changes(2002-2001)
                                Apr. 1-Sept. 30, 2001            Apr. 1-Sept. 30, 2000            Increase(Decrease)
                             ------------------------------------------------------------------------------------------
                              Yen                 Dollar                   Yen                    Yen            (%)
-----------------------------------------------------------------------------------------------------------------------
Net sales                    183,367              1,541                  206,929                (23,561)        (11.4)

    Japan                    117,074                984                  131,833                (14,759)        (11.2)

    Overseas                  66,293                557                   75,096                 (8,802)        (11.7)
-----------------------------------------------------------------------------------------------------------------------
Operating
  Income                       1,941                 16                    4,804                 (2,863)        (59.6)
-----------------------------------------------------------------------------------------------------------------------
Ordinary Income                2,587                 22                    4,307                 (1,720)        (39.9)
-----------------------------------------------------------------------------------------------------------------------
Net income (loss)            (21,909)              (184)                   3,719                (25,628)          ---
-----------------------------------------------------------------------------------------------------------------------
Net income (loss)
  per share             (Yen) (22.85)     (Cents) (19.2)              (Yen) 3.87          (Yen) (26.72)          ---
-----------------------------------------------------------------------------------------------------------------------

Note:
      1. The translation of Japanese yen amounts into United States dollar amounts is included solely for convenience and has been made for 2002 at the rate of (Yen) 119 to $1, the approximate rate of exchange at September 28, 2001.
      2. The numbers of average common shares outstanding were as follows:
         . September 30, 2001 ---958,921,701
         . September 30, 2000 ---961,435,362
         . March 31, 2001     ---960,181,975

Dividends
---------------------------------------------------------------------------------------------------
                                                                   2002                    2001
---------------------------------------------------------------------------------------------------
Cash dividends per share (Yen)
  Interim                                                         3.00                     3.00
  Year-end                                                        ---                      3.00
---------------------------------------------------------------------------------------------------

Financial Position
------------------
(As of September 30, 2001 and 2000)

--------------------------------------------------------------------------------------------------
                                                                   2002                  2001
--------------------------------------------------------------------------------------------------
Total assets (Millions of yen)                                    704,622              752,793
--------------------------------------------------------------------------------------------------
Shareholders' equity (Millions of yen)                            445,007              478,652
--------------------------------------------------------------------------------------------------
Equity ratio (%)                                                     63.2                 63.6
--------------------------------------------------------------------------------------------------
Shareholders' equity per share (Yen)                               464.07               499.16
--------------------------------------------------------------------------------------------------

Sales by Operation
------------------
(For the six months ended September 30, 2001 and 2000)

-----------------------------------------------------------------------------------------------------------------------
                                              2002                          2001                    Changes
                                      Apr. 1-Sept. 30, 2001        Apr. 1-Sept. 30, 2000          (2002-2001)
                               ---------------------------------------------------------------------------------------
                                   (Yens) Million     Ratio(%)   (Yens) Million   Ratio(%)    (Yens) Million   (%)
----------------------------------------------------------------------------------------------------------------------
Construction         Japan              93,838         51.2          104,924        50.7         (11,086)      (10.6)
& Mining
Equipment
                    --------------------------------------------------------------------------------------------------
                     Overseas           63,120         34.4           71,198        34.4          (8,077)      (11.3)
                    --------------------------------------------------------------------------------------------------
                                       156,958         85.6          176,122        85.1         (19,163)      (10.9)
--------------------------------------------------------------------------------------------------------------------
Electronics          Japan               2,001          1.1            4,145         2.0          (2,144)      (51.7)
                    --------------------------------------------------------------------------------------------------
                     Overseas              265          0.1                2         0.0             262         ---
                    --------------------------------------------------------------------------------------------------
                                         2,266          1.2            4,148         2.0          (1,881)      (45.4)
----------------------------------------------------------------------------------------------------------------------
Others               Japan              21,234         11.6           22,763        11.0          (1,529)       (6.7)
                    --------------------------------------------------------------------------------------------------
                     Overseas            2,908          1.6            3,895         1.9            (987)      (25.3)
                    --------------------------------------------------------------------------------------------------
                                        24,142         13.2           26,659        12.9          (2,516)       (9.4)
----------------------------------------------------------------------------------------------------------------------
Total                Japan             117,074         63.8          131,833        63.7         (14,759)      (11.2)
                    --------------------------------------------------------------------------------------------------
                     Overseas           66,293         36.2           75,096        36.3          (8,802)      (11.7)
                    --------------------------------------------------------------------------------------------------
                                       183,367        100.0          206,929       100.0         (23,561)      (11.4)
----------------------------------------------------------------------------------------------------------------------

Projection for FY2002
----------------------
(From April 1, 2001 to March 31, 2002)

                                                                                     Millions of yen
--------------------------------------------------------------------------------------------------------
                                    Net sales             Ordinary Income          Net income (loss)
--------------------------------------------------------------------------------------------------------
The entire FY2002                    410,000                  11,000                   (24,000)
--------------------------------------------------------------------------------------------------------

                                                         [LETTERHEAD OF KOMATSU]

NEWS RELEASE
------------

KOMATSU AND VOLVO CONSTRUCTION EQUIPMENT IN TALKS ON INDUSTRIAL COOPERATION FOR COMPONENTS

Komatsu Ltd. and Volvo Construction Equipment have initiated discussions regarding future cooperation in the production and development of construction equipment components. Tangible outcomes from the discussions are expected by mid-year 2002.

The intention is to determine whether both companies can find ways to strengthen their cost competitiveness and to increase customer satisfaction.

"We believe this cooperation could lead us to find high quality and cost effective solutions," says Mr. Masahiro Sakane, President of Komatsu, and Mr. Anthony C. Helsham, President & CEO of Volvo Construction Equipment, in a common statement to the announcement.

In the discussions, Komatsu and Volvo Construction Equipment will not include sales, service, distribution and equity participation.

Both companies will continue to engage in business as independent competitors using their own dealer networks, brands and identities.


                                     -ends-


The Komatsu Group, with Komatsu Ltd. at its center , comprises 128 consolidated subsidiaries with approximately 31,000 employees. Komatsu is the world's second largest manufacturer of construction and mining equipment with 28 production bases in 14 countries worldwide.